Exhibit 99.2

New Leadership, Committed To Accelerating Onshore Commercialization

DECEMBER 05, 2022

Today we announced a series of leadership and operating changes that we believe will add significant momentum to the journey ElectraMeccanica began when the Company broke ground on the Mesa, Arizona manufacturing facility 18 months ago. These decisions will help the Company transition smoothly and assertively to a new phase of commercialization. Our first phase culminated in successfully producing the SOLO using China-based contract manufacturing. Now, the Company is at the beginning of the all-important second phase: scaling onshore manufacturing in Mesa. Getting ElectraMeccanica to this pivotal point required building Mesa itself – and it also required the team that stood it up in just 18 months. However, our next stage of development needs something new: a different skillset and a different approach. In particular, we need experienced, proven automotive/OEM leadership in order for the Company to thrive.

To capture our horizontal market opportunity and make the SOLO the obvious choice for the three-quarters of drivers who commute alone? The Company requires not only pioneering technical skills, but also a proven ability to literally make a new market by busting legacy categories and growing demand, sales and margins. That is why the Board has appointed Susan Docherty as ElectraMeccanica’s new Chief Executive Officer as well as Interim Chief Operating Officer. You can read more of her career highlights below, but taken all together, Susan’s experience represents a track record that spans both autos and lifestyle and aligns impactful brands with top- and bottom-line goals. In this regard and many others, she is the right person, at the right time, to accelerate our business.

Docherty Experience

Susan brings to ElectraMeccanica a unique understanding of how to connect consumer behaviors to brands and business models inside the auto/EV industries as well as outside it. She forged a storied global career at GM over 25 years at the automaker, during which she launched, breathed new life into and/or oversaw dozens of vehicle brands ranging from Hummer, to Cadillac, to the Electric Chevy Volt across the US, the EU and China. She added significant depth to her experience starting in 2008 as one of the most senior, frontline sales executives to help lead the company through its emergence from the financial crisis, a government bailout and bankruptcy.

Beginning with her appointment as the first-ever auto industry female Vice President of Sales, Service & Marketing in 2009, Susan’s diverse responsibilities came to include overseeing dealer network restructuring; advertising & marketing spend as well as agency relationships; sales and servicing; customer data systems; and product as well as manufacturing operations in various countries. Specifically, while overseeing International Operations for GM starting in 2010, she was responsible for its largest growth region, driving volume and revenue increases of close to 700,000 units and $45 billion, respectively. She also launched the Electric Chevy Volt in the EU, reduced the company’s losses in Europe by hundreds of millions of dollars annually, and increased GM’s market share during a down market.

More recently, Susan diversified her credentials by engineering the turnaround and re-expansion of Canyon Ranch, the iconic 40-year-old lifestyle and wellness brand. During her four-year tenure at the company as CEO, she restructured its operations, identified and pursued new adjacent growth opportunities – including partnerships with airlines, cruise ships and special-purpose housing - adding locations outside the US, overhauling its web presence, building a new management team and relocating its corporate HQ. Her initiatives improved topline growth by over 30% and improved profits by 80% during her time there.

Susan also broadened her governance and oversight credentials by serving on three Boards of Directors, including NYSE-listed The Brinks Company and the newly public Mister Car Wash, as well as the private-equity-backed J&J Ventures Gaming. Taken as a whole, this set of credentials is both impressive and directly relevant to building sustainable, scaled demand for EMV’s products. The Board believes that Susan has both the bottom-up and top-down experience needed to take our business to the next level and beyond.

Outgoing Management

The following management changes are effective immediately. Kevin Pavlov has elected to step down as Chief Executive Officer and also, Joe Mitchell, our former Chief Operating Officer, has made the decision to retire.

The Company would like to thank each of them for their extraordinary contributions. Mr. Pavlov played a key role in transitioning EMV from a small engineering company with a radical vehicle design and a promising balance sheet to a first-stage domestic OEM. In the process, he oversaw an achievement few EV or legacy automakers can claim – orchestrating contract manufacturing, distribution and sales of road-ready vehicles with our Chinese partner, Zongshen. He accomplished this during a global pandemic that disrupted international supply chains and crippled the global economy, while establishing the Company’s path to fully integrated manufacturing by breaking ground on our facility in Mesa, Arizona.

Separately, Joe’s efforts helped take our Mesa facility from concept to a state-of-the-art factory built from the ground up to deliver a smaller, more nimble, single-seat lifestyle, commuter and delivery vehicle. Together, Kevin and Joe oversaw another milestone few in the EV business can claim, producing 500-plus vehicles within our first year as an OEM. We’re grateful to them both for their insight and efforts and wish them the best as they move on to their next acts.

Mesa Commissioning, HQ Designation, Feb. 15, 2023 Investor Day

Susan, in stepping into both roles, has already hit the ground running. Not only will she help commission the Mesa facility on December 12, 2022, but she has also decided to commit the Company fully to its multi-billion dollar US market by making Mesa ElectraMeccanica’s corporate headquarters.

Burnaby, British Columbia was an excellent HQ for the first stage of the Company’s Founder-led growth. But now that ElectraMeccanica is ready to scale, the reality is that - as a consumer-centric organization - the business needs to be close to the communities and markets it serves, so that we can continuously adjust and improve how we meet consumer needs in real time. We couldn’t be more enthusiastic about the focus we believe this brings to the business in recognizing the importance and the opportunity represented by both the SOLO and the Mesa, Arizona community.

The Phoenix-Mesa-Chandler area is the fastest-growing urban-and-suburban area in the country and precisely the kind of population center for which the SOLO is designed. Putting both our manufacturing and our leadership at the heart of it just makes sense. To understand even more of the economic thinking behind this and other components of our overall addressable market, we and Susan both encourage you to register for our upcoming investor day, which will be held on February 15, 2023. Susan and her team will webcast a business update from the Mesa facility and outline her plans for the business going forward.

Looking Ahead

In conclusion, ElectraMeccanica has always had a unique and better vision for everyday vehicle electrification. Our Mission is clear: “we provide customer-inspired mobility solutions for a world in need.” As our investor deck and our 2022 shareholder letters note, there’s a large opportunity to reinvent electric mobility in ways that make more practical sense for urban and suburban drivers.

Neither legacy automakers nor native EV companies are focused on this horizontal middle market between mini-mobility like scooters and the large, multi-passenger-vehicle standard.

We’re delighted to welcome Susan to the Company, and look forward to everything we know she can do to realize the advantages of a different approach to vehicle electrification by leveraging her knowledge from hard-earned lessons in scaled OEM operations.

Steven Sanders, Chairman of the Board of Directors, for ElectraMeccanica